ANTHONY L.G., PLLC

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Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

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January 25, 2022

VIA ELECTRONIC EDGAR FILING

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HeartCore Enterprises, Inc.
Registration Statement on Form S-1
Filed on January 3, 2022
File No. 333-261984

Dear Sir or Madam:

We have electronically filed herewith on behalf of HeartCore Enterprises, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1. Amendment No. 1 is marked to show changes made from the previous filing made on January 3, 2022 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Sumitaka Yamamoto, Chief Executive Officer of the Company, dated January 20, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Comment: We note your response to our prior comment 3. Given that your auditor is relying upon support offices in the People’s Republic of China, disclose in the summary and in a risk factor that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Also, disclose that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, the Company has revised the Amendment No. 1 to disclose in the summary and in a risk factor that (i) trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the Company’s auditor, and that as a result an exchange may determine to delist the Company’s securities and (ii) the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before the Company’s securities may be prohibited from trading or delisted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

Our Ability to Manage and Retain Customer Renewals, page 64

2.	Comment: We note the additional disclosure in response to prior comment 7. Please disclose your most recent net retention rate as of September 30, 2021. Also, please tell us whether the net retention rate was 52% and 75% as of December 31, 2020 and 2019, respectively, per your disclosures on page 8 and 93 or as of December 31, 2019 and 2020, respectively, as noted from your disclosures on pages 18 and 106, and correct the discrepancies in your disclosures accordingly. In addition, revise your discussion to address the underlying factors contributing to the changes in net retention rate between the periods. Discuss and analyze whether these factors represent any known material trends or uncertainties. Address how former paying customers now utilizing the free version of your CXM Platform has impacted, or is expected to impact, your net retention rate. Finally, please address the difference between the net retention rate disclosed here and the retention rates disclosed in your discussion of the changes in revenue from maintenance and support services on page 66 and 71.

Response: In response to the Staff’s comment, the Company has revised page 64 of Amendment No. 1 to (i) disclose our most recent net retention rates of 49% and 95% for our customers in our RPA business unit and CMS business unit, respectively, as of September 30, 2021, (ii) disclose that our net retention rates for our customers of our RPA business unit were 52% and 75% as of December 31, 2020 and December 31, 2019, (iii) address the underlying factors contributing to the changes in net retention rate between the periods and discuss whether these factors represent any known material trends or uncertainties, (iv) discuss how former paying customers now utilizing the free version of our CXM Platform impacted, or is expected to impact, our net retention rate, and (v) address the difference between the net retention rate disclosed here and the retention rates disclosed in our discussion of the changes in revenue from maintenance and support services on page 66 and 71.

Description of Business

Customers, page 96

3.	Comment: We note your response to prior comment 11. Please revise to disclose the objective criteria you used to determine which customers to highlight and whether any other customers satisfy those criteria. Additionally, please summarize the terms of any material agreements the company has with these customers and consider filing the agreements as exhibits.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to disclose the objective criteria you used to determine which customers to highlight and whether any other customers satisfy those criteria. As set forth in Amendment No. 1, no customer or channel partner accounted for more than 10% of our revenue for the year ended December 31, 2020 or nine months ended September 30, 2021. In addition, the contracts with each customer consist of our standard form licensing agreements used in the ordinary course of business. That is, no customer, even if highlighted, has different contract agreement terms that would make such contract material in the context of the Company’s overall business operations. As such, the Company does not consider the license agreements entered into with such customers to be a material agreement which would require the summarizing of the terms of such agreements or filing such agreements as exhibits with Amendment No. 1.

Consolidated Statements of Cash Flows, page F-6

4.	Comment: We note from your response to prior comment 12 and your disclosure in Note 5 that the advance to related parties classified as investing activities represents funds advanced to your CEO to pay off the Company’s expenses. It appears that these cash outflows should be classified as operating activities per ASC 230-10-45-17(b). Please revise, accordingly.

Response: The Company acknowledges the Staff’s Comment and considered ASC 230-10-45-17(b). However, the CEO was not an employee but a major shareholder with over 50% equity ownership of the Company. In addition, the cash advanced to the CEO was not for goods or services provided, it represented funds advanced to him for the future use. At the time the funds were advanced to the CEO, there was no specific project designated that the funds would be used for, therefore the Company considered the advances as business loans and reflected the transaction as an investing cash outflow during the monthly closing. Later on, when the CEO used the funds to pay off the Company’s expenses, such as business travel expenses and consulting fees, the transaction was reflected as expenses paid by the related party on behalf of the Company in the non-cash transactions section included the Company’s cash flow statements during the month cash payment was actually made by the CEO. As such, the Company believes the classification of the above related party transactions in cash flow statement is reasonable. In anticipation of being a U.S. public company, all balances were repaid and no loans to the CEO were outstanding as of September 30, 2021.

Notes to Consolidated Financial Statements

Note 14 - Subsequent Events, page F-22

5.	Comment: You indicate that, on August 10, 2021, you entered into a stock purchase agreement, pursuant to which you agreed to purchase the 278 shares of HeartCore Japan held by Dentsu Digital on the earlier of the (i) the date the SEC declares effective a registration statement on Form S-1, for a firm commitment underwritten initial public offering of common shares, filed by the Company with the SEC or (ii) December 20, 2022. As this appears to be a mandatorily redeemable financial instrument, please revise the classification and measurement of noncontrolling interest on your balance sheet as of September 30, 2021. Refer to ASC 480-10-25-4 and 30-1.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the unaudited consolidated financial statements as of and for the nine months ended September 31, 2021 and the accompanying notes to reflect the transaction.

If the Staff has any further comments regarding Pre-Effective Amendment No. 1 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Melissa Walsh/U.S. Securities and Exchange Commission
Stephen Krikorian/U.S. Securities and Exchange Commission
Austin Pattan/U.S. Securities and Exchange Commission
Matthew Crispino/U.S. Securities and Exchange Commission
Sumitaka Yamamoto/HeartCore Enterprises, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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